July 3, 2013

Mr. Perry Hindin

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:          MEMSIC, Inc.

Revised Preliminary Proxy Statement on Schedule 14A

Filed on July 3, 2013

File No. 1-33813

Amendment No. 1 to Schedule 13E-3

Filed on July 3, 2013

File No. 5-83653

Dear Mr. Hindin:

On behalf of our client, MEMSIC, Inc. (the “Company” or “MEMSIC”), we have set forth below the responses of MEMSIC and, as applicable, the responses of IDG-Accel China Capital II L.P., IDG-Accel China Growth Fund II L.P., IDG-Accel China Investors II L.P., IDG Technology Venture Investments, L.P., IDG Technology Venture Investments, LLC, and IDG Technology Venture Investment III, L.P. (collectively, “IDG”), MZ Investment Holdings Limited (“Parent”), MZ Investment Holdings Merger Sub Limited (“Merger Sub”), and the “Individual Rollover Holders” (as defined below, and collectively, with MEMSIC, IDG, Parent, Merger Sub and the Individual Rollover Holders, the “Filing Persons”), to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in its letter of June 18, 2013 to Robert Birnbaum, counsel to MEMSIC.  The Individual Rollover Holders include sixteen officers and employees of the Company or its subsidiaries, comprised of the following individuals: Dr. Yang Zhao (MEMSIC’s President and Chief Executive Officer), Dr. Paul Zavracky (MEMSIC’s President of North American and European Operations), Ms. Patricia Niu (MEMSIC’s Chief Financial Officer), Mr. Yongyao Cai, Mr. Wei Zhang, Mr. Haidong Liu, Mr. Alexander Dribinsky, Dr. Dong An, Mr. James Fennelly, Dr. Eric Chojnacki, Ms. Lei Zhang, Mr. Noureddine Hawat, Mr. Leyue Jiang, Ms. Cheryl Merino, Mr. John Newton and Mr. Jose Rios.

MEMSIC is, concurrently with the submission of this letter, filing via EDGAR a revised preliminary proxy statement (the “Revised Proxy”), and the Filing Persons are, concurrently with the submission of this letter, filing via EDGAR Amendment No. 1 to Schedule 13E-3 (“Amendment No. 1”).  The Revised Proxy and Amendment No. 1 reflect responses to the Staff’s comments as well as certain conforming, updating and other changes.

Mr. Perry Hindin

Securities and Exchange Commission

July 3, 2013

The information provided in response to the Staff’s comments has been supplied by the Company and, as applicable, IDG, Parent, Merger Sub and the Individual Rollover Holders, which are solely responsible for the adequacy and accuracy of the information, as applicable.

For ease of reference, we reproduce below the Staff’s comments in bold, and include under each comment the responses of the Company and, as applicable, of IDG, Parent, Merger Sub and the Individual Rollover Holders.  Capitalized terms used but not defined in this letter have the respective meanings ascribed thereto in the Revised Proxy.

Schedule 13E-3

1.             We note that the Company has requested confidential treatment with respect to exhibits(c)(3) through (c)(6) and exhibit (c)(8) to the Schedule 13E-3. Comments on the request will be sent under separate cover.

MEMSIC has, concurrently with the submission of this letter, withdrawn its request for confidential treatment with respect to exhibits (c)(3) through (c)(6) and exhibit (c)(8), and unredacted versions of such exhibits have been filed with Amendment No. 1.

Preliminary Proxy Statement

Background of the Merger, page 20

2.             We note various references throughout this section to financial projections. Please confirm that all such references are to those projections included on pages 54 through 58.

The disclosure under “Special Factors—Background of the Merger” (beginning on page 20 of the Revised Proxy) has been modified to more clearly indicate which financial projections are referred to in each instance and to provide appropriate cross-references to the relevant discussion under “Special Factors—Prospective Financial Information” (beginning on page 54 of the Revised Proxy).  The disclosure under “—Prospective Financial Information” has also been augmented to state that certain prospective financial information described under “—Background of the Merger” is not separately disclosed under “—Prospective Financial Information,” either because MEMSIC does not believe the information is material, for reasons stated, or because the information is included in another projection that is so provided.

Determinations of the Board of Directors, page 40

3.             We note the disclosure on page 41 that the board believes that the merger is fair to “our Company and our stockholders (other than the Rollover Holders, to the extent they contribute their shares to Parent prior to the merger pursuant to the Contribution Agreement).” Please note the staff considers officers and directors of the Company to be affiliates when considering whether such reference is sufficiently

Mr. Perry Hindin

Securities and Exchange Commission

July 3, 2013

specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of “affiliate” in Exchange Act Rule 13e-3(a)(1). Consider whether such term applies to each of the Rollover Holders and any other directors and officers of the Company or its affiliates who are not necessarily Rollover Holders. Please revise the disclosure to comply with the disclosure obligations set forth in Item 1014(a). As an example of disclosure that appears to comply with Item 1014(a), refer to the statement in the fifth paragraph on page 47 and seventh paragraph on page 48 indicating that each of Parent, Merger Sub and the Rollover Holders believes the merger is “fair to our unaffiliated stockholders” (emphasis added).

In response to the Staff’s comment, references to the “Rollover Holders” have been replaced by references to the Company’s “unaffiliated stockholders” (as such term is defined in the Revised Proxy), where appropriate.

4.             The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981). While we acknowledge the disclosure on page 41 that the factors considered by the board were the same factors considered by the Special Committee, please note that to the extent the board’s discussion and analysis does not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the board must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. This comment applies equally to the fairness determination of Parent, Merger Sub and the Rollover Holders. We note for example that the discussion and analysis of the Special Committee/ board of directors does not appear to address the factors described in clauses (vi) and (viii) of Instruction 2 to Item 1014 or explain in detail why such factors were not deemed material or relevant. We also note that the Special Committee’s/board’s discussion and analysis does not appear to address Item 1014(c) or explain in detail why the factor was not deemed material or relevant. If the procedural safeguard in Item 1014(c) was not considered, please explain why the board believes the proposed merger is procedurally fair in the absence of such safeguard.

The disclosure under “Special Factors—Reasons for the Merger; Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger,” beginning on page 32 of the Revised Proxy, has been revised in response to the Staff’s comment.

5.            Similarly, the discussion of the factors considered by Parent, Merger Sub and the Rollover Holders on pages 47 through 49 does not appear to address the factors described in clauses (iii) through (vi) and clause (viii) of Instruction 2 to Item 1014 or Item 1014(c) or explain in detail why such factors were not deemed material or relevant. If the procedural safeguard in Item 1014(c) was not considered, please explain why Parent, Merger Sub and the Rollover Holders believe the proposed merger is procedurally fair in the absence of such safeguard.

Mr. Perry Hindin

Securities and Exchange Commission

July 3, 2013

The disclosure under “Special Factors—Position of Parent, Merger Sub and the Rollover Holders as to the Fairness of the Merger,” beginning on page 47 of the Revised Proxy, has been revised in response to the Staff’s comment.

6.             We note the discussion in the first whole paragraph on page 38 that while the Special Committee/board of directors did not determine a pre-merger going concern value for the Common Stock, the Special Committee/board did consider relevant to the Company’s going concern value RBC’s discounted cash flow analysis. Note that if the board has based its fairness determination in part on the analysis of factors undertaken by others, the board must expressly adopt such analysis and discussion as its own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A, and in this particular case, clause (iv) of Instruction 2 to Item 1014. Please refer to Question No. 20 of Exchange Act Release No. 34-17719.

In response to the Staff’s comment, the Revised Proxy has been revised at page 38 to state explicitly that the Special Committee adopted the RBC discounted cash flow analysis in reaching its conclusion with respect to the fairness of the merger to the Company’s unaffiliated stockholders.

Opinion of RBC Capital Markets, LLC Regarding Fairness..., page 41

7.             We note that RBC performed both a Precedent Transaction Analysis and Public Company Analysis and the disclosure describes the methodology and criteria used in selecting these transactions and companies. Please advise us whether the criteria were consistently applied and, if any transaction or company was deliberately excluded from the dataset, briefly indicate the reasoning behind such exclusion.

The methodology and criteria used to select the transactions and companies selected for the Precedent Transaction Analysis and the Public Company Analysis were applied consistently. No company meeting these criteria was excluded for the Public Company Analysis. The only precedent transaction meeting these criteria that was not included in the Precedent Transaction Analysis was the December, 2009 acquisition of Intellon Corporation by Atheros Communications, Inc.  This transaction was not deliberately excluded.

Precedent Transaction Analysis, page 43

8.             We note footnote 1 to the table. Were the footnoted transactions excluded from the calculation of EV as a multiple of LTM EBITDA? If so, please clarify the disclosure accordingly.

In response to the Staff’s comment, footnote 1 at page 44 of the Revised Proxy has been revised as requested.

Mr. Perry Hindin

Securities and Exchange Commission

July 3, 2013

Public Company Analysis, page 44

9.             Refer to the first paragraph of this section. Please revise the disclosure to specify the “growth and/or margin profiles similar” to that of the Company.

The disclosure in the first paragraph under “Special Factors—Opinion of RBC Capital Markets, LLC Regarding the Fairness of the Merger Consideration—Public Company Analysis” has been revised in response to the Staff’s comment (please see page 44 of the Revised Proxy).  As stated in response to the Staff’s comment 7, RBC did not exclude any public companies from its sets of comparable public companies that met the applicable growth and/or margin profile.

Projected Financial Information, page 54

10.          The first paragraph on page 55 discloses that the “forward looking-information, including the preliminary 2013 operating budget, the four-year projections, and the revised four-year projections, includes estimates and relies upon assumptions that involve substantial judgment and are therefore highly subjective.” Please disclose these underlying estimates and assumptions.

The disclosure under “Special Factors—Prospective Financial Information,” beginning on page 54 of the Revised Proxy, has been substantially augmented to describe the assumptions and estimates used in developing the projected financial information as well as to describe more fully the differences in presentation among the projections.

Our Transactions in the Common Stock During the Past Two Years, page 110

11.          Please revise to provide all the information required by Item 1002(f) of Regulation M-A.

The disclosure under “Important Information Regarding MEMSIC—Transactions in Common Stock—Our Transactions in Common Stock During the Past Two Years,” beginning on page 113 of the Revised Proxy, has been revised in response to the Staff’s comment.

As requested in the Staff’s letter, the Filing Persons acknowledge that:

•              They are responsible for the adequacy and accuracy of the disclosure in the filings;

•              Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filings; and

•              They may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Perry Hindin

Securities and Exchange Commission

July 3, 2013

The Company is endeavoring to mail the definitive proxy statement in connection with the proposed merger as soon as possible and in any event by July 12, 2013, assuming clearance by the Staff.  The Company will greatly appreciate the Staff’s assistance in in this regard.

Thank you for your continued courtesy and cooperation.

Sincerely,

/s/ Robert W. Sweet, Jr.
Robert W. Sweet, Jr.